Statement of Financial Condition
as of October 31, 2020

NATIONAL BANK OF CANADA FINANCIAL INC.

(SEC I.D. No. 8-39947)

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public document.

NATIONAL BANK OF CANADA FINANCIAL INC.
Table of Contents

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of National Bank of Canada Financial Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of National Bank of Canada Financial Inc. (the "Company") as of October 31, 2020 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of October 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2016.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
December 21, 2020



NATIONAL BANK OF CANADA FINANCIAL INC.
Statement of Financial Condition
As of October 31, 2020
(In Thousands of U.S. Dollars)

	$
Assets	
Cash	**2,192**
Securities borrowed	**4,228,884**
Securities owned, at fair value ($1,007,339 pledged under securities financing transactions and $119,928 pledged to a clearing organization)	**2,181,902**
Securities received as collateral	**773,932**
Deposits with clearing organizations	**86,751**
Receivable from broker-dealers and clearing organizations	**40,762**
Receivable from customers	**749**
Receivable from related parties	**5,618**
Income taxes receivable	**4,345**
Deferred income taxes	**1,250**
Other assets	**15,414**
	7,341,799
Liabilities	
Bank loan payable to ultimate parent company	**339,660**
Securities loaned	**5,018,356**
Securities sold, not yet purchased, at fair value	**303,784**
Obligation to return securities received as collateral	**773,932**
Payable to broker-dealers and clearing organizations	**310,186**
Payable to customers	**38,933**
Payable to related parties	**3,178**
Income taxes payable to parent company	**6,772**
Accrued expenses and other liabilities	**29,454**
	6,824,255
Stockholder's Equity	
Common stock, par value of one cent per share:	
3,000 shares authorized	
1,000 shares issued and outstanding	**-**
Additional paid-in capital	**456,537**
Retained earnings	**61,007**
	517,544
	7,341,799

The accompanying notes are an integral part of this statement of financial condition.

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2020
(In Thousands of U.S. Dollars)

1. Description of the Business

National Bank of Canada Financial Inc. (the "Company") is a Delaware corporation, a registered broker-dealer under the *Securities Exchange Act of 1934* ("SEA") as well as a member of the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation. The Company is also a member of the Depository Trust Company, the National Securities Clearing Corporation and the Options Clearing Corporation and is registered with the Municipal Securities Rulemaking Board.

The parent company of the Company is National Bank of Canada Financial Group Inc. ("parent company") and the Company is ultimately wholly-owned by National Bank of Canada ("NBC").

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the statement of financial condition. These estimates and the underlying assumptions affect the amounts of assets, liabilities and reported disclosures about contingent assets and liabilities. Such estimates, including the fair value of financial instruments and valuation of deferred tax assets, are, by their nature, based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. The Company adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from those estimates.

Financial Instruments Transactions

Financial instruments transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are recorded at fair value in accordance with FASB ASC 820, "Fair Value Measurement".

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, "Income Taxes", which requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and tax bases of assets and liabilities, including the accounting for uncertainty of income tax positions recognized in the statement of financial condition, prescribing a "more-likely-than-not" threshold and measurement attribute for recognition in the statement of financial condition of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return.

2. Significant Accounting Policies (continued)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the period-end exchange rates.

Derivative Financial Instruments

The Company enters into various transactions involving derivative financial instruments, including swap, option and futures contracts. These financial instruments are used to manage market risks. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Accounting Standards Recently Adopted

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)". This ASU requires organizations that lease assets with lease terms of more than 12 months to recognize assets and liabilities for the rights and obligations created by those leases on their statements of financial condition. The ASU also requires new qualitative and quantitative disclosures to help financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases.

The Company adopted Topic 842 on November 1, 2019, under a modified retrospective approach. Upon adoption, in accordance with Topic 842, the Company elected to not reassess the lease classification or initial direct costs of existing leases, and to not reassess whether existing contracts contain a lease. At transition on November 1, 2019, the Company recorded right-of-use assets of $11,190 as well as liabilities of $11,636 in relation to its operating leases. Operating lease right-of-use assets and operating lease liabilities are presented under other assets and accrued expenses and other liabilities, respectively, in the statement of financial condition. See Note 10 for lease disclosures, including amounts reflected in the statement of financial condition as of October 31, 2020.

Recent Accounting Developments

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments", which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model ("current expected credit loss model" or "CECL"). Under this new guidance, an entity recognizes as an allowance its estimate of expected credit losses. The ASU is effective for fiscal years beginning after December 15, 2019. The Company has determined that it will utilize the practical expedient to areas such as securities borrowed and other collateralized transactions due to the continued marking of the underlying collateral. As a result, the Company does not expect the adoption of this ASU to have a material impact on its statement of financial condition.

3.   Fair Value and Financial Instruments

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the use of observable inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the use of observable inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and are significant to the overall fair value measurement.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

(a) U.S. Treasury Bills

U.S. Treasury Bills are valued using quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(b) Exchange-Traded Equity Securities, Exchange-Traded Funds, Exchange-Traded Real Estate Investment Trusts and Exchange-Traded Master Limited Partnerships

Exchange-traded equity securities, exchange-traded funds, exchange-traded real estate investment trusts and exchange-traded master limited partnerships are valued using quoted market prices. Accordingly, all of these exchange-traded securities are categorized in Level 1 of the fair value hierarchy.

(c) Listed Derivative Contracts

Listed derivatives contracts entered into by the Company are actively traded, are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy.

(d) Over-the-Counter ("OTC") Total Return Equity Swap Contracts

OTC total return equity swap contracts are valued using the accrual pricing methodology which prices each leg of the swap based on its accrued value. The value of the interest leg is simply the accrued interest, and the value of the equity leg is the difference between the last price of the underlying equity security and its fixing price, times the nominal amount of the shares, plus dividends paid. These swap contracts are categorized in Level 2 of the fair value hierarchy.

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2020
(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

The following table presents the Company's fair value hierarchy for those financial assets and financial liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using				
	Level 1	Level 2	Level 3	Netting	Total
	$	$	$	$	$
Financial assets					
Securities owned					
Exchange-traded equity securities	1,421,243	-	-	-	1,421,243
Exchange-traded funds	288,710	-	-	-	288,710
Exchange-traded real estate investment trusts	1,860	-	-	-	1,860
Exchange-traded options contracts	470,089	-	-	-	470,089
	2,181,902	-	-	-	2,181,902
Securities received as collateral	773,932	-	-	-	773,932
	2,955,834	-	-	-	2,955,834
Financial liabilities					
Securities sold, not yet purchased					
Exchange-traded equity securities	81,738	-	-	-	81,738
Exchange-traded real estate investment trusts	10,240	-	-	-	10,240
Exchange-traded options contracts	211,806	-	-	-	211,806
	303,784	-	-	-	303,784
Obligation to return securities received as collateral	773,932	-	-	-	773,932
Payable to broker-dealers and clearing organizations					
Futures contracts	9	-	-	(9)	-
Payable to related parties					
Total return equity swap contract	-	109	-	-	109
	1,077,725	109	-	(9)	1,077,825

There were no transfers between all levels of the fair value hierarchy during the year.

3. Fair Value and Financial Instruments (continued)

Fair Value Measurement (continued)

As of October 31, 2020, all of the futures contracts entered into by the Company presented negative fair values. Accordingly, the following table presents information about the offsetting of fair values of futures contracts recorded in amounts payable to broker-dealers and clearing organizations in the statement of financial condition:

| | Gross Amounts of Recognized Liabilities | Gross Amounts Offset in the Statement of Financial Condition | Net Amounts of Liabilities Presented in the Statement of Financial Condition | Gross Amounts Not Offset in the Statement of Financial Condition | | Net Amount |
				Financial Instruments	Cash Collateral Pledged	
	$	$	$	$	$	$
Interest rate futures contracts	9	(9)	-	-	-	-

Gross amounts of recognized liabilities presented in the table above represent fair values of futures contracts. The gross amounts offsetting gross amounts of recognized liabilities represent a related margin balance deposited in the Company's commodities trading account which is recorded as a receivable from broker-dealers and clearing organizations in the statement of financial condition.

NATIONAL BANK OF CANADA FINANCIAL INC.
Notes to Statement of Financial Condition
October 31, 2020
(In Thousands of U.S. Dollars)

3. Fair Value and Financial Instruments (continued)

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Company's statement of financial condition.

The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g. cash and securities borrowed) approximates fair value because of the relatively short period of time between their origination and expected maturity.

	Carrying Value	Fair Value	Fair Value Measurements Using		
			Level 1	Level 2	Level 3
	$	$	$	$	$
Financial assets					
Cash	2,192	2,192	2,192	-	-
Securities borrowed	4,228,884	4,228,884	-	4,228,884	-
Deposits with clearing organizations	86,751	86,751	86,751	-	-
Receivable from broker-dealers and clearing organizations	40,762	40,762	-	40,762	-
Receivable from customers	749	749	-	749	-
Receivable from related parties	5,618	5,618	-	5,618	-
Other assets	3,651	3,651	-	3,651	-
	4,368,607	4,368,607	88,943	4,279,664	-
Financial liabilities					
Bank loan payable to ultimate parent company	339,660	339,660	-	339,660	-
Securities loaned	5,018,356	5,018,356	-	5,018,356	-
Payable to broker-dealers and clearing organizations	310,186	310,186	-	310,186	-
Payable to customers	38,933	38,933	-	38,933	-
Payable to related parties	3,069	3,069	-	3,069	-
Accrued expenses and other liabilities	16,321	16,321	-	16,321	-
	5,726,525	5,726,525	-	5,726,525	-

3.   Fair Value and Financial Instruments (continued)

Risk Management

(a) Position Risk and Interest Rate Risk

The position risk of the Company corresponds to the risk that fluctuation in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's income and the return on stockholder's equity. The Company protects itself against these risks through hedging techniques and market exposure limits.

(b) Credit Risk and Credit Risk Concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy and by ensuring compliance with agreements.

Credit risk concentration also arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honor their obligations. The Company's greatest concentration of counterparty risk is with related parties. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As of October 31, 2020, the Company's greatest concentration of credit risk is from amounts totaling $5,906 that are receivable from NBFI.

Derivative Financial Instruments

Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, exchange rate, equity, commodity, credit instrument or index. Derivatives include swap, futures, forward or option contracts, or other financial instruments with similar characteristics.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Open equity in futures transactions is recorded as a receivable from or payable to broker-dealers and clearing organizations, as applicable.

Derivative financial instruments used for purposes other than trading are carried at fair value. The Company has entered into total return equity swaps with NBC to economically hedge the Company's exposure arising from an employee compensation plan linked to the future fluctuation of NBC's stock price.

3.   Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Notional amounts of derivative financial instruments are not presented in assets and liabilities in the statement of financial condition. They represent the set underlying principal of a derivative financial instrument and serve as a point of reference in applying an exchange rate, interest rate, stock market price or other variable in order to determine the amount of cash flows to be exchanged.

Notional amounts of derivative financial instruments as of October 31, 2020, are as follows:

	One Year or Less	One to Five Years	Total Contracts
	$	$	$
Equity derivatives			
OTC contract			
Swap	8,399	-	8,399
Exchange-traded contracts			
Long options contracts	2,021,295	-	2,021,295
Short options contracts	2,020,516	-	2,050,516
	4,050,210	-	4,050,210
Interest rate derivatives			
Exchange-traded contracts			
Short futures contracts	449,000	-	449,000
	449,000	-	449,000
	4,499,210	-	4,499,210

During the year ended October 31, 2020, the month-end notional amounts of derivative financial instrument contracts entered into by the Company have fluctuated in the range of $803,000 to $4,500,000.

3. Fair Value and Financial Instruments (continued)

Derivative Financial Instruments (continued)

Fair values of derivative financial instruments as of October 31, 2020, are as follows:

	Assets	Liabilities
	$	$
Equity derivatives		
OTC contract		
Swap	-	109
Exchange-traded contracts		
Options contracts	470,089	211,806
	470,089	211,915
Interest rate derivatives		
Exchange-traded contracts		
Futures contracts	-	9
	-	9
Total derivatives	470,089	211,924
Netting	-	(9)
	470,089	211,915

Derivative financial instruments present credit risk. This is the risk of financial loss that the Company will have to assume if the counterparty fails to honor its contractual obligations.

In case of exchange-traded contracts, exposure to credit risk is limited because these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance obligations. All exchange-traded contracts are subject to initial margins and daily settlement.

4.   Securities Financing

Securities borrowed and securities loaned transactions are presented on the statement of financial condition except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or securities with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or securities in an amount generally in excess of the fair value of securities loaned.

The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received, adjusted for additional collateral obtained or received. Interest on such transactions when conducted with unrelated parties is accrued and is included on the statement of financial condition in other assets and in accrued expenses and other liabilities. Interest on such transactions when conducted with related parties is accrued and is included on the statement of financial condition in amounts receivable from and payable to related parties. For further information on securities borrowed and loaned transactions with related parties, see Note 8.

The following table presents as of October 31, 2020, the gross and net balances of securities borrowed and loaned.

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
	$	$	$	$	$	$
Securities borrowed	4,228,884	-	4,228,884	(4,053,682)	-	175,202

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Pledged	
	$	$	$	$	$	$
Securities loaned	5,018,356	-	5,018,356	(4,813,601)	-	204,755

4.   Securities Financing (continued)

The following tables present as of October 31, 2020, security class information related to the gross asset for securities borrowed and the gross liability for securities loaned as well as the remaining maturity of the agreements.

	Securities Borrowed	Securities Loaned
	$	$
Exchange-traded equity securities, funds,		
real estate investment trusts and master limited partnerships	4,214,517	5,003,989
Corporate bonds	7,231	7,231
Canadian provincial bonds	7,136	7,136
	4,228,884	5,018,356

	Overnight and Open	Up to 30 Days	30-90 Days	Greater Than 90 Days	Total
	$	$	$	$	$
Securities borrowed	4,228,884	-	-	-	4,228,884
Securities loaned	5,018,356	-	-	-	5,018,356

5.   Pledged Securities Owned and Collateral

The Company pledges certain of its securities owned to collateralize securities financings as well as to meet certain obligations under an agreement with a clearing organization. Pledged securities that can be sold or repledged by the secured party are identified in the statement of financial condition.

As of October 31, 2020, the carrying value of pledged securities owned that can be sold or repledged by the counterparty was as follows:

	$
Securities owned pledged under securities loaned collateralized with cash	1,007,339
Securities owned pledged to a clearing organization	119,928
	1,127,267

Under its securities borrowed agreements, the Company is permitted to sell or repledge the securities received. As of October 31, 2020, the fair value of securities received under securities borrowed transactions amounted to $4,053,682 of which the Company repledged $3,806,262 under securities loaned transactions.

5.   Pledged Securities Owned and Collateral (continued)

The Company received collateral in connection with certain securities for securities transactions in which the Company is the lender. In instances where the Company is permitted to sell or repledge these securities, the Company reports the fair value of collateral received and the related obligation to return the collateral in the statement of financial condition. As of October 31, 2020, securities received as collateral of $773,932 and an obligation to return securities received as collateral of $773,932 were reported in the statement of financial condition. Collateral received in connection with these transactions that was subsequently repledged was $773,932 (see Note 8) as of October 31, 2020.

6.   Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Company's institutional client security transactions are settled in cash against delivery or receipt of securities. These transactions are cleared by NBFI.

Amounts receivable from and payable to broker-dealers and clearing organizations as of October 31, 2020, consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive (Note 8)	38,496	933
Receivable from/payable to broker-dealers (Note 8)	2,266	10
Payable to clearing organizations	-	309,243
	40,762	310,186

Securities failed-to-deliver represent the contract value of securities which have not been delivered by the Company on settlement date. Securities failed-to-receive represent the contract value of securities which have not been received by the Company on settlement date.

7.   Receivable from and Payable to Customers

As of October 31, 2020, amounts receivable from and payable to customers consist of the following:

	Receivable	Payable
	$	$
Securities failed-to-deliver/receive	749	38,933

8. Related Party Transactions

The Company is involved in securities lending transactions with NBFI and has service agreements in place with NBFI and NBC, and NBC's U.S. branch. The service agreements describe certain services, expense sharing arrangements and other assistance the Company provides to its affiliates as well as describing services and functions provided by those affiliates to the Company.

The following table sets forth the Company's related party assets and liabilities as of October 31, 2020:

	Parent Company	NBFI	NBC	Total
	$	$	$	$
Assets				
Cash	-	-	2,187	2,187
Securities borrowed	-	3,259,093	-	3,259,093
Receivable from broker-dealers and clearing organizations				
Securities failed-to-deliver	-	38,496	-	38,496
Receivable from clearing broker-dealers	-	288	-	288
	-	38,784	-	38,784
Receivable from related parties				
Receivable bearing no interest with no fixed term of payment	-	5,618	-	5,618
	-	3,303,495	2,187	3,305,682
Liabilities				
Bank loan payable to ultimate parent company				
Loan bearing interest at the rate of 0.09% per annum, maturing on November 2, 2020	-	-	339,660	339,660
Securities loaned	-	1,288,380	-	1,288,380
Payable to broker-dealers and clearing organizations				
Securities failed-to-receive	-	130	-	130
Payable to related parties				
Net interest payable resulting from securities lending transactions due by November 30, 2020	-	1,091	-	1,091
Payable bearing no interest with no fixed term of payment	-	-	2,087	2,087
	-	1,091	2,087	3,178
Income taxes payable to parent company	6,772	-	-	6,772
	6,772	1,289,601	341,747	1,638,120

As of October 31, 2020, securities received as collateral in the amount of $773,932 were repledged to NBFI under securities for securities financing transactions.

9. Income Taxes

The Company files its U.S. federal income tax return on a consolidated basis with its parent company and certain other subsidiaries of the parent company. Similarly, the Company is included in the combined state and local income tax returns filed by the parent company and certain other subsidiaries of the parent company. The Company's income tax provision is computed based on the U.S. federal statutory rate and the average state and local statutory rates, net of the related federal benefit. The Company's effective tax rate differs from the U.S. federal statutory tax rate primarily as a result of state and local income taxes.

As of October 31, 2020, income taxes receivable amounted to $4,345 and income taxes payable to parent company amounted to $6,772.

Deferred income tax assets are recognized for temporary differences that will result in deductible amounts in future periods. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future periods. Recorded in the deferred tax balances are differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

As of October 31, 2020, the Company had deferred income tax assets totaling $1,250, net of deferred income tax liabilities. The Company's deferred income tax assets included an asset, resulting from a foreign tax credit due from the parent company, of $4,485 which will expire through 2029 if not utilized prior to that date. Management concluded that it is more likely than not that the entire amount of the foreign tax credit carry forward will not be realized in the future carry forward periods. As a result, the Company established a valuation allowance in the amount of $4,485 against this deferred income tax asset.

As of October 31, 2020, the Company had no gross unrecognized tax benefits.

The Company is currently under examination by the Internal Revenue Service for income tax returns for the years ended October 31, 2012 to 2016, by New York State for income tax returns for the years ended October 31, 2015 to 2017 and by New York City for income tax returns for the years ended October 31, 2016 to 2018. The Company remains subject to examination by state, local and foreign tax authorities for income tax returns for the years ended October 31, 2016 to 2020, as well as for its U.S. federal income tax return for the years ended October 31, 2017 to 2020.

10. Operating Lease Right-of-Use Assets and Liabilities

The Company enters into operating leases for office facilities and equipment. FASB ASC 842, "Leases", requires the Company to recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where the Company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term.

The following table presents lease related amounts reflected in the statement of financial condition as of October 31, 2020:

	$
Other assets – Operating lease right-of-use assets	9,969
Accrued expenses and other liabilities – Operating lease liabilities	10,534

The following table presents information about operating lease liabilities as of October 31, 2020:

Year Ending on October 31st of:	$
2021	1,363
2022	1,363
2023	1,363
2024	1,443
2025	1,453
Thereafter	4,603
Total undiscounted lease payments	11,588
Imputed interest	(1,054)
Total operating lease liabilities	10,534
Weighted average remaining lease term	8.2 years
Weighted average discount rate	2.39%

11. Contingencies

The Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending legal proceedings, individually or in the aggregate, the resolution of which would have a material effect on the Company. Provisions for losses are established in accordance with FASB ASC 450, "Accounting for Contingencies", when warranted. Once established, such provisions are adjusted when there is more information available or when an event occurs requiring a change.

12. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934*, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as the FINRA, including censures, fines, suspension, or expulsion. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250.

As of October 31, 2020, the Company had net capital, as defined, of $443,874, which was $443,624 in excess of its minimum net capital of $250.

13. 401(k) Plan

The Company's 401(k) Plan (the "Plan") allows employees to participate after satisfying the requirements of being 21 years of age or older and completing one month of employment. The Company makes matching contributions to the Plan in the amount of 50% of the participant's contribution up to 6% of the participant's compensation.